# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lipella Pharmaceuticals Inc., CIK 0001347242
CUSIP: 53630L209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7800 Susquehanna St., Suite 505, Pittsburgh, Pennsylvania (PA), 15208
Date of event which requires filing of this statement: 01/21/2025
Amends the filing with accession number 0001753926-22-001650
Filed by CIK 0001959360
Persons authorized to receive notices and communications: David E. Danovitch, Esq., Sullivan & Worcester LLP, 1251 Avenue of the Americas,19th Floor, New York, New York (NY), 10020, (212) 660-3000

## Reporting persons
- Michael B. Chancellor (CIK 0001959360): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 209,640; shared voting power 0; sole dispositive power 209,640; shared dispositive power 0; aggregate amount beneficially owned 209,640 (11.5% of the class)
  Comment: Beneficial ownership consists of (i) 109,703 shares of common stock, par value $0.0001 per share, of the issuer (''Common Stock'') purchased by Dr. Michael Chancellor (the ''Reporting Person'') with personal funds and (ii) 99,937 shares of Common Stock that may be issued upon exercise of fully vested stock options awarded by the issuer (the ''Issuer'') to the Reporting Person in his capacity as an officer and director of the Issuer. The numbers and percentage listed in rows 7, 9, 11 and 13 above are based on 1,719,222 shares of Common Stock outstanding as of the date of this Amendment No. 6 to Statement on Schedule 13D (''Amendment No. 6''), as verified with the Issuer. In addition, all disclosure relating to the number of shares of Common Stock in this Amendment No. 6 reflects the 1-for-8 reverse stock split of the Common Stock effected by the Issuer on November 7, 2024 (the ''Reverse Stock Split'').

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Lipella Pharmaceuticals Inc.
Address of issuer's principal executive offices: 7800 Susquehanna St., Suite 505, Pittsburgh, Pennsylvania (PA), 15208
Comment: This Amendment No. 6 amends and supplements the Statement on Schedule 13D initially filed by the Reporting Person with the U.S. Securities and Exchange Commission ("SEC") on December 29, 2022, as amended by Amendment No. 1 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on June 21, 2023, as amended by Amendment No. 2 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 6, 2024, as amended by Amendment No. 3 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on March 15, 2024, as amended by Amendment No. 4 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on August 19, 2024 and as amended by Amendment No. 5 to such Statement on Schedule 13D, filed by the Reporting Person with the SEC on October 17, 2024, (collectively, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D. The purpose of this Amendment No. 6 is to update the Reporting Person's beneficial ownership percentage in the Schedule 13D. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect, with all applicable share numbers in the Schedule 13D adjusted for the Reverse Stock Split.

## Item 2. Identity and Background
Name of person filing: Michael B. Chancellor
Residence or business address: 7800 Susquehanna Street, Suite 505, Pittsburgh, Pennsylvania 15208
Present principal occupation or employment: Chief Medical Officer and a member of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in "Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is hereby amended and restated in its entirety as follows as a result of the Reverse Stock Split:

"The Reporting Person beneficially owns 209,640 shares of Common Stock, consisting of (i) 109,703 shares of Common Stock, which were acquired with personal funds from time to time and as a result of the conversion of certain promissory notes in connection with the Issuer's initial public offering, as described in Item 6 of the Schedule 13D, and (ii) 99,937 shares of Common Stock that may be issued upon the exercise of stock options owned by the Reporting Person that were awarded to him in his capacity as an executive officer and director of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Amendment No. 6 and the corresponding comment, and the information set forth in or incorporated by reference into Item 2, Item 3, Item 5, Item 6 and Item 7 of this Amendment No. 6 is hereby incorporated by reference in its entirety into this Item 4. Except as described in this Item 4 above, the information contained in "Item 4. Purpose of Transaction." of the Schedule 13D is not being amended by this Amendment No. 6.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover page of this Amendment No. 6.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover page of this Amendment No. 6.
Transactions in the class effected during the past sixty days: The Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 6.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person as reported in the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." of the Schedule 13D is not being amended by this Amendment No. 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The information contained in "Item 7. Material to be filed as Exhibits." of the Schedule 13D is not being amended by this Amendment No. 6.

## Signatures
- Michael B. Chancellor: /s/ Michael B. Chancellor, Michael B. Chancellor (01/23/2025)